May 5, 2005

Criterion Capital Corporation 3912 Marine Drive West Vancouver, B.C. V7V 1N4

Attention: Douglas L. Mason

Dear Doug,

Re: Consulting Agreement dated March 1, 2002, as amended (the “Consulting Agreement”) between Clearly Canadian Beverage Corporation (the “Company”) and Criterion Capital Corporation (“Criterion”)

The Company has entered into Preferred Share Purchase Agreement dated March 28, 2005 (the “Agreement”) with BG Capital Group Ltd. (“BG Capital”). In connection with the Agreement and the transactions contemplated therein, the Company and Criterion have agreed to make certain amendments to the Consulting Agreement.

Any capitalized terms used in this letter (the “Letter Agreement”), and not otherwise defined herein, shall have the meanings assigned to such terms in the Agreement and/or the Consulting Agreement, as the context so requires, and this Letter Agreement shall be read and construed along with the Consulting Agreement and the Consulting Agreement shall, along with all the terms, covenants and conditions thereof, be and continue to be of full force and effect, save as hereby amended.

In accordance with the terms of the Consulting Agreement, the Consulting Fee, as defined therein, is presently $264,000 Cdn per annum, payable in semi-monthly payments of $11,000 Cdn (plus applicable taxes to be collected by Criterion). In keeping with the Agreement between the Company and BG Capital, Criterion hereby agrees to amend the Consulting Agreement as follows:

1.	As of the Closing following the Shareholder Approval, as referred to in the Agreement, Criterion agrees to reduce its Consulting Fee by 75% for the balance of 2005 ( the “2005 Criterion Reduced Fee Amount”). Accordingly, the semi-monthly payment of the Consulting Fee will be reduced from $11,000Cdn to $2,750Cdn (plus applicable taxes to be collected by Criterion);

2.	Effective December 31, 2005, paragraph 7.5 of the Consulting Agreement shall be amended to provide that if the Company terminates the Consulting Agreement without “cause” as defined herein, then the termination payment referred to in the Consulting Agreement shall be reduced to a lump sum payment of $200,000 US (plus applicable taxes to be collected by Criterion) and the issuance of 150,000 stock options of the Company at an exercise price of $1.00 US per share, with such stock options having an exercise term of one year from the date of any such termination of Criterion (collectively the “Criterion Termination Compensation”).

3.	Paragraph 7.2 of the Consulting Agreement shall be amended to provide that “cause”, as referred to in paragraph 2 of this Letter Agreement, shall mean the occurrence of any one or more of the following events (i.e. in order to constitute an “Event of Termination”, as referred to in the Consulting Agreement):

(a)	the commission by Criterion or any of its employees of any material fraudulent act in performing any of its obligations under the Consulting Agreement or any material, deliberate misrepresentation to the Company;

(b)	the death or permanent disability of any of Criterion’s employees whom the Company and Criterion rely upon for their specialized and particular knowledge and skills concerning the business of the Company; and

(c)	a fundamental breach by Criterion of its duties and obligations under the Consulting Agreement.

Notwithstanding paragraph 1 referred to above, if the Company achieves the 2005 Budgeted Targets, as defined in the Agreement for the fiscal year ended December 31, 2005, then the Company agrees that:

a.	Criterion shall receive a bonus equal to the 2005 Criterion Reduced Fee Amount, as defined herein, plus an amount equal to 20% of its annual pre-amended Consulting Fee (collectively the “Bonus”) and such Bonus shall be paid to Criterion on or before March 31, 2006; and

b.	The Company shall continue with the engagement of Criterion on a guaranteed basis for 2006 and in accordance with the terms of the Consulting Agreement, including the payment of the Consulting Fee at its pre-amended rate, and if the Company terminates the Consulting Agreement with Criterion without cause prior to December 31, 2006, then the Company shall immediately pay Criterion an amount equal to the Criterion Termination Compensation, referred to in paragraph 2 above, plus the balance of any Consulting Fees (plus applicable taxes to be collected by Criterion) due for any remaining portion of 2006.

Kindly acknowledge your agreement with the terms of this Letter Agreement by signing where indicated below.

Yours very truly,

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ Bruce E. Morley Bruce E. Morley Chief Legal Officer

The above terms are hereby agreed to
as of the 5th day of May, 2005

Criterion Capital Corporation

/s/ Douglas L. Mason

Douglas L. Mason, authorized signatory